58th Floor, China World Tower A

No.1 Jian Guo Men Wai Avenue

Beijing 100004, P.R. China

Telephone: +8610 5737 9300

Facsimile: +8610 5737 9301

www.kirkland.com

Ben Phippen

Marc Thomas

John Stickel

Susan Block

Division of Corporation Finance

Office of Finance

Securities and Exchange Commission

100F Street, N.E.

Washington, D.C. 20549

Re:	Yuanbao Inc. (CIK No. 0001995520)
Registration Statement on Form F-1

Dear Mr. Phippen, Mr. Thomas, Mr. Stickel, and Ms. Block,

On behalf of our client, Yuanbao Inc., a foreign private issuer incorporated under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s registration statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR to the Securities and Exchange Commission (the “Commission”).

Pursuant to the Jumpstart Our Business Startups Act, as amended (the “JOBS Act”), the Company is, concurrently with the filing of the Registration Statement, also filing the draft registration statement and all amendments thereto that were previously submitted for the non-public review of the staff (the “Staff”) of the Commission.

The Company plans to file an amendment to the Registration Statement containing the estimated price range and offering size, and to launch the road show no earlier than 15 days after the date hereof. The Company would appreciate the Staff’s timely assistance and support to the Company in meeting the proposed timetable for the offering.

* * *

If you have any questions regarding the Registration Statement, please contact me at Justin You Zhou at justin.zhou@kirkland.com, +8610 5737 9323 (work) or +852 6807 7708 (cell).

Thank you for your time and attention.

Licensed foreign lawyers only

Austin Bay Area Boston Brussels Chicago Dallas Frankfurt Hong Kong Houston London Los Angeles Miami Munich New York Paris Riyadh Salt Lake City Shanghai Washington, D.C.

U.S. Securities and Exchange Commission

September 16, 2024

Very truly yours,

/s/ Justin You Zhou
Justin You Zhou

U.S. Securities and Exchange Commission

September 16, 2024

Enclosure

c.c.	Rui Fang, Chairman of the Board and Chief Executive Officer
Huirui Wan, Chief Financial Officer
Mengyu Lu, Esq., Partner, Kirkland & Ellis International LLP
Jing Hu, Partner, PricewaterhouseCoopers Zhong Tian LLP
Benjamin Su, Esq., Partner, Latham & Watkins LLP
Daying Zhang, Esq., Partner, Latham & Watkins LLP